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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.    1   )*

                       Evans Withycombe Residential, Inc.

                                (Name of Issuer)

                                  Common Stock

                           (Title of Class Securities)

                                    299212100

                                 (CUSIP Number)

         Attn: Peter P. Twining, CIIF Associates II Limited Partnership 399 Boylston Street, Boston, Massachusetts 02116

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                       May 28, 1996          June 25, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 299212100                     Page      of      Pages
          ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CIIF Associates II Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  --
                                                            (b)  --

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     --

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


     NUMBER OF           7.  SOLE VOTING POWER
       SHARES                    947,297 shares of Common Stock  5.3%
    BENEFICIALLY         8.  SHARED VOTING POWER
      OWNED BY
        EACH             9.  SOLE DISPOSITIVE POWER
     REPORTING                   947,297 shares of Common Stock  5.3%
       PERSON            10. SHARE DISPOSITIVE POWER
        WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          947,297 shares of Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         --

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

14.  TYPE OF REPORTING PERSON*
          PN

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Evans Withycombe Residential, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 691 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

Item 2.   Identity and Background.
          -----------------------

     This statement is filed by the following reporting person (the "Reporting Person"):

     CIIF Associates II Limited Partnership (a Delaware limited partnership engaged in the business of investing in real estate and interests in real estate) with its principal business address and principal office located at c/o Copley Real Estate Advisors, Inc., 399 Boylston Street, Boston, MA 02116.

     The following entities are the general partners of the Reporting
     Person:

       (I)  Copley Advisors, Inc. (Managing General Partner)
                 c/o Copley Real Estate Advisors, Inc.
                 399 Boylston Street
                 Boston, MA  02116

       (ii) New England Mutual Life Insurance Company
                 501 Boylston Street
                 Boston, MA  02116

       (iii)     CIIF II Business Trust
                 c/o Copley Real Estate Advisors, Inc.
                 399 Boylston Street
                 Boston, MA  02116

     Copley Advisors, Inc. is a wholly-owned subsidiary of Copley Real Estate Advisors, Inc. ("CREA"). CREA is wholly owned by Copley Investment Group, Inc., which is wholly owned by New England Investment Companies, L.P., whose General Partner is New England Investment Companies, Inc., which is wholly owned by New England Mutual Life Insurance Company.

     Copley Advisors, Inc. is engaged in the business of investing in real estate and interests in real estate. The following is a list of the members of the Board of Directors and executive officers of Copley Advisors, Inc., along with their address, present principal occupation and citizenship:

  (i)    Joseph W. O'Connor
         300 Boylston Street
         Boston, MA  02116

         Occupation: President, CEO and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (ii)   Daniel J. Coughlin
         31 Myers Farm Road
         Hingham, MA  02043

         Occupation: Managing Director and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (iii)  Peter P. Twining
         31 Woodbury Street
         Hamilton, MA  01982

         Occupation: Managing Director, General Counsel,
                     Clerk and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.


     CREA is also engaged in the business of investing in real estate and interests in real estate. The following is a list of the members of the Board of Directors and executive officers of CREA, along with their address, present principal occupation and citizenship:

  (i)    Joseph W. O'Connor
         300 Boylston Street, #1105
         Boston, MA  02116

         Occupation: President, CEO and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (ii)   Daniel J. Coughlin
         31 Myers Farm Road
         Hingham, MA  02043

         Occupation: Managing Director and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (iii)  Pamela J. Herbst
         46 Lafayette Street
         Marblehead, MA  01945

         Occupation: Managing Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship: U.S.A.

  (iv)   Kevin M. Mahony
         228 Common Street
         Belmont, MA  02178

         Occupation: Managing Director and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (v)    Doris P. Meister
         780 Boylston Street
         Boston, MA  02199

         Occupation: Managing Director and Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (vi)   G. Neal Ryland
         55 Beaver Pond Road
         Beverly, MA  01915

         Occupation: Executive Vice President and CFO
                     New England Investment Companies, L.P.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (vii)  Peter S. Voss
         302 Marlborough Street
         Boston, MA  02116

         Occupation: Chairman, President and CEO
                     New England Investment Companies, L.P.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

  (viii) Timothy B. Fraser
         33 Chatham Circle
         Wellesley, MA  02181

         Occupation: Managing Director
                     Copley Real Estate Advisors, Inc.
                     399 Boylston Street
                     Boston, MA  02116

         Citizenship:          U.S.A.

     Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth in this Item 2 has during the last five years either (i) been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

     Not applicable.

Item 4.   Purpose of Transaction.
          ----------------------

     The purpose of the Reporting Person in acquiring the Shares is to acquire an equity interest in the Company. Such person may continue to purchase Shares subject to a number of factors, including, among others, the availability of Common Stock for purchase at what it considers to be reasonable prices and other investment opportunities that may be available.

     The Reporting Person intends to review continuously its equity position in the Company. Depending upon its future evaluation of the business and prospects of the Company and other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Person may determine not to purchase additional Shares or to decrease its equity interest in the Company by disposing of all or a portion of the Shares acquired by it.

     The Reporting Person has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, (v) any change which would result in the Common Stock becoming eligible for termination of its registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, (vi) any change which would result in a class of securities of the Company being delisted from the national securities exchange on which it is listed, or (vii) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     As of July 31, 1996, the Reporting Person beneficially owned
974,297 Shares of Common Stock, representing 5.3% of the 18,271,318 shares of Common Stock reported by the Company to be outstanding.

     Transactions in the shares of Common Stock  by the Reporting
Person during the prior 60 days are set forth on Appendix A.

     To the best knowledge of the Reporting Person, other than with respect to the shares of Common Stock described above, none of the persons identified in Item 2 may be deemed to beneficially own any other shares of capital stock of the Company.

     Except as set forth herein, the Reporting Person disclaims ownership of shares of Common Stock held by any other person.

Item 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          With Respect to Securities of the Issuer.
          ----------------------------------------

     Except as set forth below and as may be noted in Item 2 and Item 5 above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Pursuant to a letter agreement (the "Lock-up Agreement") dated May 21, 1996 among Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Smith Barney Inc., Dean Witter Reynolds Inc. (collectively, the "Underwriters") and the Reporting Person has agreed that for a period of 120 days following May 21, 1996 without the prior written consent of Merrill Lynch & Co., it will not, directly or indirectly, offer, pledge, sell, contract to sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock or Units (as defined in the Lock-up Agreement) or any security convertible into or exchangeable or exercisable for shares of Common Stock or Units, subject to certain exceptions specified in the Lock-up Agreement.

     The Reporting Person is also a party to a Director Designation Agreement (the "Director Agreement") dated as of August 17, 1994 among the Company, Evans Withycombe Residential Properties, L.P., AEW Partners, L.P., the Reporting Person, Stephen O. Evans and F. Keith Withycombe (collectively, the "Parties"). Under the terms of the Director Agreement, subject to certain equity ownership requirements, certain of the Parties were granted rights to designate individuals to be nominated for election to the Board of Directors of the Company and the Company has agreed to nominate such individuals that are properly designated under the Director Agreement.

     Finally, the Reporting Person has entered an agreement (the "Registration Rights Agreement") among the Company and Stephen O. Evans, F. Keith Withycombe, AEW Partners, L.P. and the Reporting Person (collectively, the "Holders"). The Registration Rights Agreement was amended by a letter agreement among the Company and the Holders. The Registration Rights Agreements, as amended, details the conditions under which and the procedures by which the Company may be required by certain of the Holders to either: (i) file a Registration Statement (or Registration Statements) under the Securities Act of 1993, as amended relating to the sale of Common Stock by such Holders, or (ii) allow certain Holders to register for sale shares of Common Stock owned by such Holders pursuant to a Registration Statement proposed to be filed by the Company.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

     None.

                            Signature



     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


CIIF ASSOCIATES II LIMITED PARTNERSHIP

BY:  COPLEY ADVISORS, INC., its Managing General Partner



     By:  /s/  Peter P. Twining
          ---------------------------------
          Name:   Peter P. Twining
          Title:  Managing Director


Dated as of July 31, 1996

                             APPENDIX A


     The following table sets forth certain information with respect to transactions in the Common Stock effected by the Reporting Person. These transactions were effected pursuant to a prospectus dated
May 21, 1996 in connection with an offering registered under the Securities Act of 1933, as amended.


                                        Shares       Share
   Date             Seller               Sold        Price
  -----            -------             -------      --------

  5/28/96    CIIF Associates II Limited 712,500      $21.125
             Partnership

  6/25/96    CIIF Associates II Limited  31,667      $21.125
             Partnership